1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

April 11, 2023

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

File Nos. 033-12113; 811-05028

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 345 (“PEA 345”) to the Registrant’s registration statement under the Securities Act of 1933 (the “1933 Act”), as amended, and Amendment No. 493 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on February 10, 2023. PEA 345 was filed to register Class C shares of the PIMCO TRENDS Managed Futures Strategy Fund, an existing series of the Registrant (the “Fund”). We responded to the Staff’s comments in a letter dated April 4, 2023 (the “Response Letter”) and you provided a second round of comments following review of the Response Letter. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 345. All references to “Fund” refer only to the Fund, unless noted otherwise.

Comment 1: See Comment 12 in the Response Letter. Please confirm that the phrases “cryptocurrency” and “cryptocurrency futures including bitcoin futures” have been deleted.

Response: The Registrant confirms that “cryptocurrency” has been deleted from the Prospectus, and the Prospectus and SAI have been revised to make clear that the Fund’s permitted investments in bitcoin futures are limited to cash-settled bitcoin futures traded on an exchange regulated by the U.S. Commodity Futures Trading Commission (e.g., Chicago Mercantile Exchange (“CME”)) (i.e., CME-traded, cash-settled bitcoin futures). Consistent with a supplement to the Fund’s Prospectus and SAI filed in August 2022 and effective September 2022, additional disclosure regarding the Fund’s permitted investments in CME-traded, cash-settled bitcoin futures has been incorporated into the Fund’s SAI. The Fund’s Prospectus and SAI will continue to include

Anu Dubey April 11, 2023 Page 2

references to “bitcoin,” and the SAI will include references to “cryptocurrency,” each in the context of describing the Fund’s permitted investment in CME-traded, cash settled bitcoin futures.

Comment 2: See Comment 12 in the Response Letter. Please confirm that both the Fund and Adviser Codes of Ethics require pre-clearance of bitcoin and bitcoin futures trading by access persons.

Response: The Registrant confirms that the Adviser’s Code of Ethics, which also applies to all officers, employees, associated persons and directors of the Adviser who may be “access persons” or “advisory persons” of the Fund pursuant to the Fund’s Code of Ethics, requires pre-clearance of all non-exempt Personal Securities Transactions.1 For avoidance of doubt, trading in bitcoin futures are Personal Securities Transactions for purposes of the Adviser’s Code of Ethics. Pre-clearance of direct transactions in Cryptocurrency2 (e.g., bitcoin) is only required for those access persons who directly support or direct trading in any Cryptocurrency currently traded by the Adviser on behalf of Adviser’s clients.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

1 Personal Securities Transactions are defined as transactions in Securities (whether publicly offered or a Private Placement), Derivatives, currencies for investment purposes and commodities for investment purposes, but does not include direct transactions in a Cryptocurrency, except for Cryptocurrency Portfolio Persons. Capitalized terms in the foregoing sentence are as defined in the Adviser’s Code of Ethics. See PIMCO Code of Ethics (May 2009, revised November 22, 2021).

2 Cryptocurrency is defined as any virtual or digital representation of value, token or other asset in which encryption techniques are used to regulate the generation of such assets and to verify the transfer of assets, which is not a Security (as such term is defined in Adviser’s Code of Ethics) or otherwise characterized as a security under the relevant law. See PIMCO Code of Ethics (May 2009, revised November 22, 2021).

Anu Dubey April 11, 2023 Page 3

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan G. Leshaw, Pacific Investment Management Company LLC

Timothy A. Bekkers, Pacific Investment Management Company LLC

Sonia E. Bui, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP